Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

18 King Street East, Suite 902

Toronto, Ontario M5C 1C4

Item 2 Date of Material Change

March 1, 2023.

Item 3 News Release

The press release attached as Schedule “A” was released on March 1, 2023, by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Nicolas Bonta

Chairman & Director

Bitfarms Ltd.

nbonta@bitfarms.com

Item 9 Date of Report

March 1, 2023.

SCHEDULE “A”

Bitfarms Mines 387 BTC in February, Exceeding 20,000 BTC

- Deleveraging continues with indebtedness reduced by 86% in 9 months -

This news release constitutes a “designated news release” for purposes of the Company’s prospectus supplement dated August 16, 2021, to its short form base shelf prospectus dated August 12, 2021.

Toronto, Ontario and Brossard, Québec (March 1, 2023) - Bitfarms Ltd. (NASDAQ: BITF//TSX: BITF), a global Bitcoin self-mining company, provided a Bitcoin (BTC) production and mining operations update for February 2023.

“We are well-positioned for growth in 2023 following our 2022 infrastructure investments, our reduction in cash burn, and our significant deleveraging that began last June,” said Geoff Morphy, CEO of Bitfarms. “In strengthening our balance sheet, we increased our financial flexibility to pursue strategic growth opportunities that we believe are emerging as a result of persistent and challenging industry dynamics. In addition, with $22.4 million in credits for the purchase of miners and 40 MW of built capacity at our Argentina farm, as soon as miners can be imported there, we will require minimal capital outlays to bring on substantial additional production.”

Ben Gagnon, Chief Mining Officer of Bitfarms, said, “In February, we mined 387 BTC, increasing production by 30% year-over-year although lowering the average BTC mined per day to 13.8 month-over-month. February production was primarily impacted by unseasonably cold weather in Quebec as we curtailed over 10,000 MWh during an already short month. Additionally, network difficulty is up 21.7% year to date following another 10% increase on February 24. While this reflects rising confidence in the industry, it also emphasizes the advantage of Bitfarms being a low-cost producer.”

CFO Jeff Lucas added, “In February, we paid off two miner finance agreements: the $20.6 million facility with BlockFi for $7.75 million and shortly after the $379,000 agreement with Reliz for $118,000. Combined, these actions have materially reduced our total indebtedness and alleviated the Company of $22.3 million in principal and interest payments for just $7.9 million. These and other strategic actions over the last 9 months have reduced our debt 86% from a high of $165 million in June 2022 to just $22.7 million at month end, substantially strengthening our balance sheet and improving cash flows through the reduction of monthly debt payments.”

Mining Review

As a normal part of operations during the winter, energy curtailment programs impacted production. As a result of very cold weather in Quebec in early and late February, Bitfarms temporarily curtailed operations there, supporting the community by restoring over 10,000 MWh of power back to the local power grids. The sustained cold weather and higher levels of curtailment in February are not expected to continue into March.

Key Performance Indicators	Feb. 2023	Jan. 2023	Feb. 2022
Total BTC Mined	387	486	298
Month End Operating EH/s	4.7	4.7	2.3
BTC/ Avg. EH/s	91	110	131
Operating Capacity (MW)	188	188	116
Hydropower MW	178	178	116
Watts/Terahash Efficiency (w/TH)	39	40	43
BTC Sold	387	486	15

February 2023 Select Operating Highlights

●	4.7 EH/s online as of February 28, 2023, up 104% from February 28, 2022 and no change compared to January 31, 2023.

●	4.25 EH/s average online, compared to 4.42 EH/s in January 2023.

●	91 BTC/average EH/s, down 17% from 110 in January 2023.

●	387 new BTC mined, up 30% from February 2022 and down 20% from January 2023.

●	13.8 BTC mined daily on average, equivalent to about $328,400 per day and approximately $9.2 million for the month based on a BTC price of $23,800 on February 28, 2023.

Mining Operations

●	Mined Bitfarms’ 20,000th BTC with renewable hydropower since the 2017 founding.

●	Improved efficiency of newly unencumbered Bitmain miners in Washington 16% from 31 w/TH to 26 w/TH with new firmware.

●	Improved overall fleet efficiency to 39 w/TH.

●	Started facility optimizations, repairs and preparation for spring.

Bitfarms’ BTC Monthly Production

Month	BTC Mined 2023	BTC Mined 2022
January	486	301
February	387	298
Total YTD	873	599

February 2023 Financial Update

●	Reduced total outstanding indebtedness to $22.7 million as of February 28, 2023:

o	Settled the outstanding principal and interest due to BlockFi, totaling $20.6 million, for a cash payment of $7.75 million.

o	Paid off the $379,000 financing due to Reliz for a cash payment of $118,000.

●	Sold 387 BTC, generating total proceeds of $8.3 million.

●	Held 405 BTC in custody at February 28, 2023, representing a total value of approximately $9.6 million based on a BTC price of $23,800.

Conferences and Events

Bitfarms plans to attend the following upcoming events:

●	March 12-14: Roth 35th Annual Conference, Laguna Nigel, California

●	March 22-23: Sidoti’s March 2023 Small Cap Virtual Conference

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global, publicly traded (NASDAQ/TSX: BITF) Bitcoin self-mining company. Bitfarms runs vertically integrated mining operations with in-house management and company-owned electrical engineering, installation service, and onsite technical repair. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms has 10 mining facilities around the world, which are located in four countries: Canada, the United States, Paraguay, and Argentina. Powered by predominantly environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using renewable, locally based, and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	BTC BTC/day = Bitcoin or Bitcoin per day

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	PH or PH/s = Petahash or petahash per second

●	TH or TH/s = Terahash or terahash per second

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding financial flexibility, strategic growth opportunities, expansion of production in Argentina and other future plans and objectives of the Company are forward-looking information. Other forward-looking information includes, but is not limited to, information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the potential resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment for cryptocurrency in the applicable jurisdictions.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the Company’s outstanding indebtedness (including in respect of any defaults thereunder); the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing, including the Company’s ability to utilize the Company’s at-the-market offering (the “ATM Program”) and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors that could impact future results of the business of Bitfarms include, but are not limited to: the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.SEDAR.com (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the annual information form for the year-ended December 31, 2021, filed on March 28, 2022. The Company has also assumed that no significant events occur outside of Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts:

LHA Investor Relations

David Barnard

+1 415-433-3777

Investors@bitfarms.com

Actual Agency

Lisa Helfer

+1 646-373-9946

mediarelations@bitfarms.com

Québec Media: Tact

Louis-Martin Leclerc

+1 418-693-2425

lmleclerc@tactconseil.ca

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